AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1997



                                                      REGISTRATION NO. 333-27221

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       UNITED DOMINION REALTY TRUST, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           VIRGINIA                     54-0857512
       (STATE OR OTHER               (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION       IDENTIFICATION NO.)
       OR ORGANIZATION)

                         10 SOUTH 6TH STREET, SUITE 203
                         RICHMOND, VIRGINIA 23219-3802
                                 (804) 780-2691
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           KATHERYN E. SURFACE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                       UNITED DOMINION REALTY TRUST, INC.
                              10 SOUTH 6TH STREET
                         RICHMOND, VIRGINIA 23219-3802
                                 (804) 780-2691
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

JAMES W. FEATHERSTONE, III, ESQ.      HOWARD G. GODWIN, JR., ESQ.
        HUNTON & WILLIAMS                   BROWN & WOOD LLP
      951 EAST BYRD STREET               ONE WORLD TRADE CENTER
  RICHMOND, VIRGINIA 23219-4074      NEW YORK, NEW YORK 10048-0557

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement in light of market conditions and other factors.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]

                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                              PROPOSED MAXIMUM          PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AGGREGATE AMOUNT           OFFERING PRICE          AGGREGATE OFFERING
SECURITIES TO BE REGISTERED(1)    TO BE REGISTERED(2)           PER UNIT(3)               PRICE(2)(3)
Debt Securities
Preferred Stock                       $600,000,000                  (4)                   $600,000,000
Common Stock

                                       AMOUNT OF
    TITLE OF EACH CLASS OF            REGISTRATION
SECURITIES TO BE REGISTERED(1)         FEE(5)(6)
Debt Securities
Preferred Stock                       $181,818.18
Common Stock

(1) This registration statement also covers delayed delivery contracts that may be issued by the registrant under which the party purchasing such contracts may be required to purchase Debt Securities, Preferred Stock or Common Stock. Such contracts may be issued together with the specific Offered Securities to which they relate. In addition, Offered Securities registered hereunder may be sold either separately or as units comprising more than one type of Offered Security registered hereunder.
(2) In U.S. dollars or the equivalent thereof in one or more foreign currencies or units of two or more foreign currencies or composite currencies (such as European Currency Units).
(3) Estimated solely for purposes of calculating the registration fee. No separate consideration will be received for Common Stock or Preferred Stock as may from time to time be issued upon conversion of Debt Securities or Preferred Stock.
(4) Omitted pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933.
(5) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933.
(6) Pursuant to Rule 429 under the Securities Act of 1933, $74,842,500 of Offered Securities are being carried forward from registration statement No. 33-64275. The amount of the registration fee associated with such Offered Securities that was previously paid with registration statement No. 33-64275 is $25,807.76.
     THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS RELATING ALSO TO REGISTRATION STATEMENT NO. 33-64275. THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-64275 AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933. THIS REGISTRATION STATEMENT AND THE REGISTRATION STATEMENT AMENDED HEREBY ARE COLLECTIVELY REFERRED TO HEREIN AS THE "REGISTRATION STATEMENT."
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 21, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY    , 1997)

                                5,000,000 SHARES

                             [UNITED DOMINION LOGO]

                   % SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
                                 (NO PAR VALUE)
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                            ------------------------

     Dividends on the    % Series B Cumulative Redeemable Preferred Stock, no
par value (the "Preferred Stock"), of the Company will be cumulative from the
date of original issue and will be payable quarterly on or about the         day
of        ,      ,     and         of each year, commencing        , 1997, at
the rate of    % of the liquidation preference per annum. See "Description of
Preferred Stock -- Dividends."
     The Preferred Stock is not redeemable prior to                . On and
after                , the Preferred Stock may be redeemed for cash at the
option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of preferred stock. The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Preferred Stock -- Redemption." However, the Company may redeem shares of Preferred Stock at any time in order to preserve its status as a real estate investment trust ("REIT") for federal income tax purposes. See "Description of Capital Stock -- Redemption and Restrictions on Transfer" in the accompanying Prospectus.
     Application has been made to list the Preferred Stock on The New York Stock Exchange (the "NYSE"). If so approved, trading of the Preferred Stock on the NYSE is expected to commence within a 30 day period after the initial delivery of the Preferred Stock. See "Underwriting."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
      OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]

                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                               PUBLIC (1)               DISCOUNT (2)              COMPANY (3)
Per Share.............................................           $25.00                      $                         $
Total (4).............................................        $125,000,000                   $                         $

(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $250,000.
(4) The Company has granted the several Underwriters an option to purchase up to an additional 750,000 shares to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Company will be $143,750,000, $         and $           , respectively.
    See "Underwriting."

                            ------------------------

     The shares of Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about         , 1997.

                            ------------------------

MERRILL LYNCH & CO.
                     A.G. EDWARDS & SONS, INC.
                                    MORGAN STANLEY & CO.
                                           INCORPORATED
                                                      SCOTT & STRINGFELLOW, INC.

                            ------------------------

           The date of this Prospectus Supplement is         , 1997.

                        [REGIONAL MAP OF UNITED STATES]

        [GRAPH]

APARTMENT HOMES OWNED AT DECEMBER 31

87         88         89         90         91         92         93         94            95     96        5/20/97
5,461    6,296     7,732     8,672       10,924     13,832    17,914      29,282        34,224   58,319      60,217



      [GRAPH]

APARTMENT HOMES OWNED BY STATE

Texas           22.4%
North Carolina  21.0%
Florida         15.2%
Virginia        12.9%
South Carolina  9.6%
Georgia         4.6%
Maryland        4.3%
Tennessee       5.2%
Arizona         1.2%
Others          3.6%

Others:

Arkansas        0.9%
Nevada          0.7%
Alabama         0.6%
Delaware        0.6%
Oklahoma        0.5%
New Mexico      0.3%


                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     United Dominion Realty Trust, Inc. (the "Company" or "United Dominion") is a self-administered equity REIT, formed in 1972, whose business is devoted to one industry segment, the ownership and operation of apartment communities. As a result of its acquisition of South West Property Trust Inc. ("South West") on December 31, 1996 in a statutory merger (the "Merger"), the Company, which owns 60,217 apartment homes (including 1,196 under development), is, in terms of number of apartment homes owned, the largest apartment REIT operating in the Sun Belt states from Florida to Arizona and the second largest apartment REIT nationwide.

     The Company is a fully-integrated real estate company with acquisition, development and asset and property management capabilities. The Company acquires, upgrades, develops and operates its properties with the goals of growing its funds from operations and quarterly distributions to shareholders, while building equity primarily through real estate appreciation.

     Including the Merger, the Company completed a record number of apartment community acquisitions in 1996, adding a total of 22,032 completed apartment homes and 675 apartment homes under development at a total cost of approximately $881 million. Of this total, the Merger added 44 apartment communities aggregating 14,995 apartment homes (including 675 under development) for a purchase price of approximately $560 million. In addition, the Company completed construction of a 60 apartment home addition to an existing property during the third quarter of 1996.

     In 1995, the Company organized United Dominion Realty, L.P. (the "Operating Partnership") to assist the Company in competing for acquisition of properties that meet the Company's investment strategies from seller partnerships, some or all of whose partners may wish to defer taxation of gain realized on sale through an exchange of partnership interests. As of May 20, 1997, the Company had acquired three apartment communities and land to develop an additional apartment community using the Operating Partnership and had transferred seven of its Tennessee properties into the Operating Partnership. The Operating Partnership is currently 98% owned by the Company.

     The Company, a Virginia corporation, has its principal office at 10 South 6th Street, Richmond, Virginia 23219-3802. Its telephone number is (804) 780-2691 and its E-mail address is ir@udrt.com. Unless the context otherwise indicates, references to the Company herein include the Company and its subsidiaries.

                              RECENT DEVELOPMENTS

MERGER

     On December 31, 1996, the Company completed its merger with South West. As a result of the Merger, the Company established itself as the largest apartment REIT operating in the Sun Belt states from Florida to Arizona in terms of number of apartment homes owned. Through the Merger, the Company acquired 41 apartment communities aggregating 14,099 apartment homes in Southwestern markets in Texas, Arizona, Arkansas, Nevada, New Mexico and Oklahoma, and three apartment communities aggregating 896 apartment homes in Charlotte and Raleigh, North Carolina, where the Company already had a presence. The Merger was accounted for by the Company as a purchase of South West with the value of the real estate acquired being approximately $560 million. The Company believes that as well as being immediately accretive to its operating results and strengthening both the Company's Board of Directors and its management team, the Merger provided the Company with several operational and financial benefits, including, but not limited to:

     (Bullet) INCREASED DIVERSIFICATION. The Merger provided United Dominion with the opportunity to achieve a significant increase in size, scope and diversification through geographic expansion into markets throughout the Southwest. The portfolio increased from 41,344 completed apartment homes located primarily in the Southeast to 55,664 completed apartment homes located in markets throughout the Southeastern and Southwestern United States.

     (Bullet) ENHANCED COMPETITIVE POSITION. Management believes that the Merger has improved the Company's ability to become a market leader in its target markets. The Merger also added development capabilities to complement the Company's acquisition program.

     (Bullet) ECONOMIES OF SCALE. The Merger also affords the opportunity to realize certain economies of scale. Duplicative costs, primarily in the general and administrative area, have been eliminated. The Company's increased size enhances its purchasing power in local markets for supplies and services.

     (Bullet) LOWER COST OF CAPITAL. Lastly, the Merger provided the Company the opportunity for an exchange of stock that can result in a lower cost of capital.

ACQUISITIONS

     Since January 1, 1997, the Company has acquired 10 apartment communities aggregating 3,356 apartment homes at a total cost of $145.8 million, including closing costs. In addition, the Company has under contract three apartment communities located in Dallas and Houston, Texas and Tampa, Florida, containing a total of 850 apartment homes, at an aggregate purchase price of $30.1 million, excluding closing costs.

     There can be no assurance that these proposed acquisitions will be consummated.

DEVELOPMENT ACTIVITY

     At May 20, 1997, United Dominion had two new apartment communities (780 apartment homes) under development and five additions (720 apartment homes) to existing apartment communities under construction. The new communities and additions included at that date a total of 304 completed apartment homes.

     The new communities are located in Charlotte, North Carolina (420 apartment homes) and Nashville, Tennessee (360 apartment homes). The five additions are located in Fredericksburg, Virginia (168 apartment homes), Fort Myers, Florida (96 apartment homes), Greensboro, North Carolina (176 apartment homes), Phoenix, Arizona (20 apartment homes) and Dallas, Texas (260 apartment homes).

     At May 20, 1997, the Company also had under contract three separate parcels of developable land at an aggregate purchase price of $4 million.

     There can be no assurance that these proposed developments and additions will be completed as planned.

DISPOSITIONS

     Since January 1, 1997, the Company has disposed of two apartment communities at an aggregate sales price and gain, for financial reporting purposes, of $6.1 million and $1.3 million, respectively. At May 20, 1997, the Company had 11 apartment communities totaling 2,556 apartment homes, three shopping centers, one parcel of land, one industrial property and two office buildings classified as "Real estate held for disposition." Two of the shopping centers and one apartment community are under separate contracts for sale with unrelated purchasers for a total consideration of $21.9 million.

     There can be no assurance that these proposed dispositions will be consummated.

FINANCINGS

     Since January 1, 1997, the Company issued 4,000,000 shares of Common Stock raising net proceeds of $59.4 million. The proceeds of this financing were used for repayment of secured and unsecured bank and credit facilities and the acquisition of properties. Since January 1, 1997, the Company has also completed the sale of $125 million of 10-year Notes. The proceeds of this financing were used to reduce the balance on the Company's unsecured line of credit and to fund the development and acquisition of additional apartment properties.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 5,000,000 shares of
Preferred Stock offered hereby are estimated at $       ($       if the
Underwriters' over-allotment option is exercised in full). The Company presently intends to use the net proceeds to repay demand notes payable representing borrowings under the Company's bank lines of credit, of which $139.3 million, having a current weighted average interest rate of 6.27%, was outstanding at May 20, 1997. Pending such use, the Company will invest the net proceeds in short-term money market instruments bearing interest at market rates.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997, and as adjusted to give effect to (i) additional bank borrowings of
$          since March 31, 1997 and (ii) the issuance of 5,000,000 shares of
Preferred Stock offered hereby and the application of the net proceeds thereof. The table should be read in conjunction with the Company's consolidated financial statements incorporated by reference in the accompanying Prospectus.

                                                                            MARCH 31, 1997
                                                                      --------------------------
                                                                      HISTORICAL     AS ADJUSTED
                                                                      ----------     -----------
                                                                            (IN THOUSANDS)
Debt:
  Notes payable -- secured........................................    $  397,501     $   397,501
  7.25% Notes due April 1, 1999...................................        75,000          75,000
  7.25% Notes due January 15, 2007................................       125,000         125,000
  8.50% Debentures due September 15, 2024.........................       150,000         150,000
  7.95% Medium-Term Notes due July 12, 2006.......................       125,000         125,000
  7.07% Medium-Term Notes due November 15, 2006...................        25,000          25,000
  7.02% Medium-Term Notes due November 15, 2005...................        50,000          50,000
  Notes payable -- unsecured......................................       162,962
                                                                      ----------     -----------
     Total debt...................................................     1,110,463
Shareholders' equity:
  Preferred Stock, no par value; 25,000,000 shares authorized:
     9 1/4% Series A Cumulative Redeemable Preferred Stock
     (liquidation preference $25 per share), 4,200,000 shares
     issued and outstanding.......................................       105,000         105,000
       % Series B Cumulative Redeemable Preferred Stock
     (liquidation preference $25 per share), no shares issued and
     outstanding (5,000,000 as adjusted)..........................        --             125,000
  Common Stock, $1 par value; 150,000,000 shares authorized,
     86,466,539 shares issued and outstanding.....................        86,467          86,467
  Additional paid-in capital......................................       877,070
  Notes receivable from officer shareholders......................        (6,160)         (6,160)
  Distributions in excess of net income...........................      (154,643)       (154,643)
                                                                      ----------     -----------
     Total shareholders' equity...................................       907,734
                                                                      ----------     -----------
       Total capitalization.......................................    $2,018,197     $
                                                                      ----------     -----------
                                                                      ----------     -----------

                            SELECTED FINANCIAL DATA

     The following table sets forth financial and operating information for the Company on an historical basis. The financial information is derived from the Company's consolidated financial statements, which are incorporated by reference in the accompanying Prospectus, and should be read in conjunction with such financial statements and "Management's Discussion and Analysis of Financial Condition and Operations" herein.

                                                                                                                    THREE
                                                                                                                    MONTHS
                                                                                                                    ENDED
                                                                                                                    MARCH
                                                                       YEARS ENDED DECEMBER 31,                      31,
                                                      ----------------------------------------------------------   --------
                                                        1992       1993        1994         1995         1996        1996
                                                      --------   --------   ----------   ----------   ----------   --------
IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND STATISTICAL DATA
OPERATING DATA:
  Rental income.....................................  $ 63,202   $ 89,084   $  139,972   $  195,240   $  242,112   $ 55,189
  Income before gains (losses) on sales of
    investments, minority interest of unitholders in
    operating partnership and extraordinary items...     6,577     11,286       19,118       28,037       33,726      8,594
  Gains (losses) on sales of investments............        --        (89)         108        5,090        4,346        965
  Minority interest of unitholders in operating
    partnership.....................................        --         --           --           --          (23)        --
  Extraordinary item -- early extinguishment of
    debt............................................      (242)        --          (89)          --           --         --
  Net income........................................     6,335     11,197       19,137       33,127       37,991      9,559
  Dividends to preferred shareholders...............        --         --           --        6,637        9,713      2,428
  Net income available to common shareholders.......     6,335     11,197       19,137       26,490       28,278      7,131
  Common distributions declared.....................    23,271     27,988       37,539       48,610       55,493     13,562
  Weighted average number of common shares
    outstanding (1).................................    34,604     38,202       46,182       52,781       57,482     54,467
  Per share:(1)
    Net income per common share.....................  $    .18   $    .29   $      .41   $      .50   $      .49   $    .13
    Common distributions declared...................       .66        .70          .78          .90          .96        .24


                                                                             DECEMBER 31,
                                                      ----------------------------------------------------------
                                                        1992       1993        1994         1995         1996
                                                      --------   --------   ----------   ----------   ----------
BALANCE SHEET DATA:
Real estate held for investment and under
  development.......................................  $454,115   $582,213   $1,007,599   $1,131,098   $2,045,467
Real estate held for disposition....................        --         --           --       51,015       39,556
Accumulated depreciation............................    71,806     91,444      120,341      129,454      173,291
Total assets........................................   390,365    505,840      911,913    1,080,616    1,966,904
Notes payable -- secured............................    76,516     72,862      158,449      180,481      376,560
Notes payable -- unsecured..........................   104,605    156,558      368,215      349,858      668,275
Shareholders' equity................................   197,677    259,963      356,968      516,389      850,379
Number of common shares
  outstanding (1)...................................    35,285     41,653       50,356       56,375       81,983
OTHER DATA:
Funds from operations (2)...........................    23,698     30,802       48,297       62,434       71,713
Cash flow provided by (used in):
  Operating activities..............................    24,608     33,939       54,544       66,428       90,064
  Investing activities..............................   (81,373)  (130,064)    (359,631)    (183,930)    (161,572)
  Financing activities..............................    56,777    100,793      306,575      113,145       82,056
EBITDA (3)..........................................    35,870     48,584       77,059      108,725      133,278
Ratio of earnings to fixed charges..................      1.54x      1.64x        1.69x        1.81x        1.73x
Ratio of earnings to combined fixed charges and
  Preferred Stock dividends.........................      1.54x      1.64x        1.69x        1.56x        1.45x
Average economic occupancy..........................      90.7%      91.5%        93.7%        94.1%        92.9%
Number of apartment communities owned...............        57         74          120          141          210
Number of apartment homes owned at period end.......    13,832     17,914       29,282       34,224       55,664
Weighted average number of apartment homes owned
  during the period.................................    11,387     15,445       23,160       31,242       37,481


                                                         1997
                                                      ----------
IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND STAT
OPERATING DATA:
  Rental income.....................................  $   90,235
  Income before gains (losses) on sales of
    investments, minority interest of unitholders in
    operating partnership and extraordinary items...      15,024
  Gains (losses) on sales of investments............       2,120
  Minority interest of unitholders in operating
    partnership.....................................         (31)
  Extraordinary item -- early extinguishment of
    debt............................................          --
  Net income........................................      17,113
  Dividends to preferred shareholders...............       2,428
  Net income available to common shareholders.......      14,685
  Common distributions declared.....................      21,799
  Weighted average number of common shares
    outstanding (1).................................      85,046
  Per share:(1)
    Net income per common share.....................  $      .17
    Common distributions declared...................         .2525

                                                      MARCH 31,
                                                         1997
                                                      ----------
BALANCE SHEET DATA:
Real estate held for investment and under
  development.......................................  $2,143,390
Real estate held for disposition....................      73,417
Accumulated depreciation............................     175,810
Total assets........................................   2,092,040
Notes payable -- secured............................     397,501
Notes payable -- unsecured..........................     712,962
Shareholders' equity................................     907,734
Number of common shares
  outstanding (1)...................................      86,467
OTHER DATA:
Funds from operations (2)...........................      28,758
Cash flow provided by (used in):
  Operating activities..............................      27,014
  Investing activities..............................    (107,080)
  Financing activities..............................      85,231
EBITDA (3)..........................................      50,786
Ratio of earnings to fixed charges..................        1.84x
Ratio of earnings to combined fixed charges and
  Preferred Stock dividends.........................        1.64x
Average economic occupancy..........................        91.5%
Number of apartment communities owned...............         217
Number of apartment homes owned at period end.......      58,473
Weighted average number of apartment homes owned
  during the period.................................      56,288

---------------
(1) All share and per share information has been adjusted to give effect to a 2-for-1 stock split in May 1993.

(2) Funds from operations ("FFO") is defined as income before gains (losses) on sales of investments, minority interest of unitholders in Operating Partnership and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Company computes FFO in accordance with the recommendations set forth by the National Association of Real Estate Investment Trusts ("NAREIT"). The Company considers FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's operating performance and liquidity. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") and is not necessarily indicative of cash available to fund cash needs.

(3) The Company has included information with Earnings before interest, taxes, depreciation and amortization expense ("EBITDA") because it understands that such information is used by certain investors as one measure of a Company's operating performance. EBITDA is not determined in accordance with GAAP, is not indicative of cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                            CONDITION AND OPERATIONS
          (AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997)

LIQUIDITY AND CAPITAL RESOURCES

     As a qualified REIT, the Company distributes a substantial portion of its cash flow to its shareholders in the form of quarterly distributions. The Company seeks to retain sufficient cash to cover normal operating needs, including routine replacements and to help fund additional acquisitions and development activity. For the three months ended March 31, 1997, the Company's cash flow from operating activities exceeded cash distributions paid to preferred and common shareholders by approximately $4.9 million. The Company utilizes a variety of primarily external financing sources to fund portfolio growth, major capital improvement programs and balloon debt payments. The Company's bank lines of credit generally have been used to temporarily finance these expenditures and subsequently this short-term bank debt has been replaced with longer term debt or equity. The Company has, from time to time, used derivative instruments to synthetically alter on-balance sheet liabilities or to hedge anticipated financing transactions. Derivative contracts did not have a material impact on the results of operations during the quarters ended March 31, 1997 and 1996.

     At March 31, 1997, the Company's outstanding indebtedness totaled approximately $1.1 billion with a weighted average interest rate of 7.38%. This amount includes (i) mortgage notes payable aggregating $275.2 million with a weighted average interest rate of 7.68%, (ii) tax-exempt bond indebtedness aggregating $122.3 million with a weighted average interest rate of 6.85%, (iii) senior unsecured notes payable aggregating $606.0 million with a weighted average interest rate of 7.53% and (iv) bank line borrowings aggregating $107 million with a weighted average interest rate of 6.35%. At March 31, 1997, total senior debt equaled 44.5% of the Company's total market capitalization.

     At the beginning of 1997, the Company had approximately $13.5 million of cash and cash equivalents and $103.3 million of available and unused bank lines of credit.

     For the three months ended March 31, 1997, the Company's cash flow from operating activities increased approximately $5.7 million over the same period last year. This increase was primarily a result of the significant expansion of the Company's portfolio of apartment communities as discussed below under "Results of Operations."

     The Company considers its cash provided by operating activities adequate to meet its operating requirements and payments of distributions to both common and preferred shareholders.

     During the three months ended March 31, 1997, net cash used for investing activities was approximately $107.1 million, including $9.9 million of net cash proceeds received from the sale of preferred stock of First Washington Realty Trust, Inc. The Company acquired seven apartment communities containing 2,592 apartment homes at a total cost of $116.3 million.The Company also invested approximately $8.3 million in eight properties currently under development, which includes two apartment communities and six additional phases to existing apartment communities. In addition, the Company funded $22.1 million of capital improvements to its properties during the same period.

     Net cash provided by financing activities during the first three months of 1997 was approximately $85.2 million, reflecting (i) net proceeds from the issuance of Common Stock in the amount of $66.5 million and (ii) net proceeds from the issuance of notes payable of approximately $124 million. These cash inflows were partially offset by (i) $22.1 million of cash distributions paid to common and preferred shareholders funded with cash flows from operating activities, (ii) scheduled mortgage principal payments of $1.1 million, (iii) payments on unsecured notes including net repayments of bank borrowings totaling $81.7 million and (iv) payment of financing costs aggregating $1.4 million.

     During the first three months of 1997, the Company completed several significant financings. On January 28, 1997, the Company issued 4,000,000 shares of Common Stock at $15.75 per share. Net proceeds of approximately $59.4 million were used to repay an unsecured credit facility assumed in connection with the Merger. The Company also received approximately $6.9 million under its Dividend Reinvestment and Stock Purchase Plan (the "Plan") during the first quarter of 1997 which included approximately $6.0 million in optional cash investments and $.9 million of reinvested dividends.

     In anticipation of the issuance of unsecured debt in early 1997, the Company entered into a $100 million (notional amount) Treasury rate lock agreement in November 1996. On January 27, 1997, the Company issued $125 million of 7.25% Notes due January 15, 2007. The Notes were priced to yield 7.31% which was 79 basis points over the 10-year Treasury rate at the time of issuance. The Treasury rate lock agreement was terminated simultaneously with the $125 million
Note issuance and the Company received $1.5 million in cash. This had the economic effect of lowering the interest rate on the Notes to approximately 7.14%. Net proceeds of approximately $124 million were used to curtail bank debt and purchase apartment communities.

     During the first quarter of 1997, the Company had six interest rate swap agreements (the "swaps") with three commercial lenders for an aggregate notional value of approximately $127 million. Under the swaps, the Company pays a fixed rate of interest and receives a variable rate of interest on the notional amounts. The swaps effectively changed the Company's interest rate exposure on $127 million of its variable rate debt from a variable rate to a weighted average fixed rate of 6.9% during the first quarter of 1997. The swaps did not have a material impact on results of operations during the three months ended March 31, 1997 or 1996.

     During the first quarter of 1997, the Company used primarily bank debt to fund its acquisitions program. The Company plans to increase its current bank lines of credit by the end of the second quarter of 1997 by implementing a syndicated senior revolving credit facility in the amount of $250 million led by one of its commercial banks.

     The Company may from time to time sell apartment communities that no longer meet the long-term investment objectives the Company has set for its apartment portfolio. Also, the Company hopes to dispose of its remaining commercial properties over time as suitable opportunities arise. Included in the consolidated balance sheet at March 31, 1997 as "Real estate held for disposition" are 20 properties in the aggregate amount of $73.4 million, net of accumulated depreciation and impairment loss valuation allowance. Real estate held for disposition contributed net rental income (total rental income, less rental expenses, less depreciation expense) of approximately $2.4 million for the quarter ended March 31, 1997. The 20 properties consist of the following:
(i) 13 apartment communities aggregating $54.8 million, (ii) three shopping centers aggregating $14.6 million, (iii) three other commercial properties in the amount of $2.4 million and (iv) one parcel of land for $1.6 million.

FUNDS FROM OPERATIONS

     Funds from operations is defined as income before gains (losses) on sales of investments, minority interest of unitholders in operating partnership and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Company computes FFO in accordance with the recommendations set forth by NAREIT. The Company considers FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's operating performance and liquidity. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

     For the three months ended March 31, 1997, FFO increased 71.9% to $28.8 million, compared with $16.7 million for the same period last year. The increase in FFO was principally due to the increased net rental income from the Company's 25,154 non-mature apartment homes in 81 apartment communities (those acquired, developed and sold subsequent to January 1, 1996).

                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                        1997        1996       % CHANGE
                                                       -------     -------     --------
                                                         (IN THOUSANDS)
Calculation of funds from operations:
Income before gains (losses) on sales of
  investments minority interest of unitholders in
  operating partnership and extraordinary item.....    $15,024     $ 8,594       74.8%
Adjustments:
  Real estate depreciation.........................     16,162      10,560       53.0%
  Dividends to preferred shareholders..............     (2,428)     (2,428)        --
                                                       -------     -------     --------
Funds from operations..............................    $28,758     $16,726       71.9%
                                                       -------     -------     --------
                                                       -------     -------     --------

RESULTS OF OPERATIONS

     The Company's net income is primarily generated from the operations of its apartment communities. For purposes of evaluating the Company's comparative operating performance, the Company categorizes its apartment communities into two categories: (i) mature -- those communities acquired, developed and stabilized prior to January 1, 1996 and held throughout both the first quarter of 1997 and 1996 and (ii) non-mature -- those communities acquired, developed and sold subsequent to January 1, 1996.

     For the three months ended March 31, 1997, the Company reported increases over the same period last year in rental income, income before gains (losses) on sales of investments and minority interest of unitholders in operating partnership and net income. Net income available to common shareholders increased $7.6 million, with a corresponding increase of $.04 per common share compared to the same period last year. Since the beginning of 1996, the Company acquired and developed a total of 25,154 apartment homes in 81 apartment communities (including 14,320 completed apartment homes in 44 apartment communities acquired in the Merger), representing a 70.9% expansion in the number of apartment homes owned during that period. These non-mature apartment homes provided a substantial portion of the aggregate reported increases.

ALL APARTMENT COMMUNITIES

     The operating performance for the Company's 217 apartment communities containing 58,473 completed apartment homes for the three months ended March 31, 1997 and 145 apartment communities containing 35,036 apartment homes for the three months ended March 31, 1996, respectively, is summarized as follows:

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                        1997         1996       % CHANGE
                                                       -------     --------     --------
                                                          (IN THOUSANDS)
Rental income......................................    $89,236     $ 53,280       67.5%
Rental expenses....................................    (37,399)     (23,223)      61.0%
Real estate depreciation...........................    (16,162)     (10,466)      54.4%
                                                       -------     --------     --------
Net rental income (1)..............................    $35,675     $ 19,591       82.1%
                                                       -------     --------     --------
                                                       -------     --------     --------

Weighted average number of apartment homes.........     56,288       34,460       63.3%
Economic occupancy (2).............................       91.5%        93.1%      (1.6%)
Average monthly rents..............................    $   562     $    529        6.2%

---------------

(1) Net rental income for apartment community is defined as total rental income, less rental expenses, less depreciation expense.

(2) Economic occupancy is defined as rental income (gross potential rent less vacancy loss, management units, move-in concessions and credit loss) divided by potential collections (gross potential rent less management units and move-in concessions) for the period, expressed as a percentage.

     Due to the acquisition and development of 25,154 apartment homes since January 1, 1996, the weighted average number of apartment homes increased 63.3% to 56,288 for the three months ended March 31, 1997. As a result of the increase in the number of apartment homes acquired since January 1, 1996, the Company has experienced significant increases in rental income, rental expenses and real estate depreciation for the three months ended March 31, 1997.

MATURE APARTMENT COMMUNITIES

     The operating performance for the Company's 136 mature apartment communities containing 33,319 apartment homes for the three months ended March 31, 1997 and 1996 is summarized as follows:

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                        1997         1996       % CHANGE
                                                       -------     --------     --------
                                                          (IN THOUSANDS)
Rental income......................................    $53,284     $ 51,385        3.7%
Rental expenses....................................    (23,070)     (22,349)       3.2%
Real estate depreciation...........................     (9,554)     (10,134)      (5.7%)
                                                       -------     --------     --------
                                                       $20,660     $ 18,902        9.3%
                                                       -------     --------     --------
                                                       -------     --------     --------

Economic occupancy.................................       91.8%        93.0%      (1.2%)
Average monthly rental rates.......................    $   562     $    539        4.2%

     For the three months ended March 31, 1997, the Company's mature communities provided approximately 60% of the Company's apartment rental income and net rental income. During the first quarter of 1997, the Company's mature apartment communities experienced good rent and other income growth. Compared to the same period last year, total rental income from these apartment homes grew 3.7%, or $1.9 million, reflecting an increase in average monthly rents of 4.2% to $562 per month, or an increase of $2.3 million. In addition, other income, primarily fee income, increased $429,000 or 26.5%. The rental rate increase was offset by a 1.2% decline in economic occupancy to 91.8%, which resulted from a decrease in physical occupancy of 1.4% and an improvement in credit loss of .2%. The economic occupancy declined due to the weakening of certain major markets during the last half of 1996 including Columbia, South Carolina, Greenville, South Carolina, Washington, DC, Jacksonville, Florida, Richmond, Atlanta and Hampton Roads. Overall, economic occupancy bottomed out in January 1997 and has since been trending upward, reaching 92.3% in April 1997. The Company attributes the market softness primarily to increased home buying, a slowdown in job growth and an oversupply of apartment homes in certain of the southeastern markets. The Company expects to maintain rent growth in the 4% range and economic occupancy in the 92% range during 1997.

     For the three months ended March 31, 1997, rental expenses at these communities increased 3.2%, or $721,000, resulting in a decrease in the operating expense ratio (the ratio of rental expenses to rental income) of .2% to 43.3%. The 3.2% increase in operating expenses is attributable to higher real estate taxes, insurance, marketing and advertising and incentive compensation earned by apartment site associates. Real estate taxes increased approximately $101,000 over the same period last year as the Company has experienced continuing pressure on this expense item over the past year. Casualty insurance expense has increased approximately $107,000 over the same period last year. Over the past several years, the Company experienced several large casualty insurance claims relating to hurricane and storm damage which resulted in a significant increase in insurance rates beginning with its July 1, 1996 policy year. Marketing and advertising costs increased approximately $290,000 over the same period last year as a direct result of softening in certain major markets. Incentive compensation earned by the site associates increased approximately $200,000 due to the better performance achieved by these communities compared to the same period last year. The Company expects the rate of growth in rental expenses to range in the 3% to 4% range during 1997, in part, due to the high base of 1996 expenses. In first quarter of 1996, the Company incurred approximately $400,000 of weather related expenses, which included high levels of gas, snow removal and repair labor expenses. Weather related expenses did not have a significant impact on results for the 1997 quarter.

     For the three months ended March 31, 1997, depreciation expense decreased $580,000 or 5.7%, primarily as a result of the transfer of properties from real estate held for investment to real estate held for disposition since the first quarter of 1996. Depreciation ceases when properties are transferred from real estate held for investment to real estate held for disposition in accordance with the Company's accounting policy.

NON-MATURE COMMUNITIES

     The operating performance for the three months ended March 31, 1997 for the Company's 81 non-mature apartment communities which includes: (i) the 30 apartment communities containing 7,712 apartment homes acquired during 1996 and a 253 unit community acquired in 1995 and not stabilized due to significant rehabilitation, (ii) the 44 apartment communities containing 14,215 apartment homes acquired on December 31, 1996 in connection with the Merger (excluding 105 newly developed apartment homes), (iii) the seven apartment communities containing 2,592 apartment homes acquired since January 1, 1997, (iv) the four apartment communities containing 652 apartment homes sold since January 1, 1996 and (v) the 382 apartment homes developed since January 1, 1996 is summarized as follows (dollars in thousands):

                                                                               1997
                                                                           ACQUISITIONS
                                                                           & DEVELOPMENT
                                   1996                                         AND
                               ACQUISITIONS                                 1996 SALES         TOTAL NON-MATURE
                               THREE MONTHS           SOUTH WEST           THREE MONTHS          COMMUNITIES
                                  ENDED           THREE MONTHS ENDED           ENDED          THREE MONTHS ENDED
                                MARCH 31,              MARCH 31,             MARCH 31,            MARCH 31,
                              1997       1996      1997        1996        1997      1996      1997        1996
                             -------     ----     -------     -------     ------     ----     -------     ------
Rental income............    $12,620     $958     $21,785     $    --     $1,547     $937     $35,952     $1,895
Rental expenses..........     (5,041)    (446)     (8,810)         --       (478)    (428)    (14,329)      (874)
Real estate
  depreciation...........     (2,310)    (332)     (4,119)         --       (179)      --      (6,608)      (332)
                             -------     ----     -------     -------     ------     ----     -------     ------
Net rental income........    $ 5,269     $180     $ 8,856     $    --     $  890     $509     $15,015     $  689
                             -------     ----     -------     -------     ------     ----     -------     ------
                             -------     ----     -------     -------     ------     ----     -------     ------

     For the three months ended March 31, 1997, the Company's non-mature apartment communities provided approximately 40% of the Company's apartment rental income and net rental income. Rental income, rental expenses and real estate depreciation increased from 1996 to 1997 directly as a result of the increase in the number of apartment homes acquired during 1996 and 1997. For the 25,154 apartments homes in the 81 non-mature communities acquired and developed since January 1, 1996, average economic occupancy was 91.0% and the operating expense ratio was 39.1% during the first quarter of 1997.

  1996 ACQUISITIONS

     The 30 apartment communities containing 7,712 apartment homes that were acquired during 1996 (excluding the Merger) provided a significant increase in rental income, rental expenses and depreciation expense for the Company's apartment portfolio. For the first quarter of 1997, these apartment communities had economic occupancy of 88.3% and an operating expense ratio of 39.1%. The first year return on investment for these communities was projected at 9.5%, however, the actual first quarter return on investment, on an average investment of approximately $329 million, was 8.9%. The shortfall in the performance of the 1996 acquisitions was primarily due to the under-performance of nine apartment communities that were acquired in August 1996 as part of a portfolio transaction which had a concentration of communities in the Greensboro/Winston-Salem, North Carolina market. Occupancy levels in this region peaked in the 93% to 94% range in August 1996 when the Company acquired these properties and has fallen to approximately 85.1% for the first quarter of 1997.

  SOUTH WEST

     The 44 apartment communities containing 14,320 completed apartment homes acquired in the Merger on December 31, 1996 provided the largest increases in rental income, rental expenses and depreciation expenses for the Company's entire apartment portfolio. For the first quarter of 1997, these apartment communities had economic occupancy of 91.9% and an operating expense ratio of 39.6%. The first year return on investment for the South West portfolio was projected to be 9.5%, which approximates the 9.7% return on investment posted during the first quarter of 1997. Included in the South West communities are 12,361 stabilized apartment communities (those acquired, developed and stabilized prior to January 1, 1996) which experienced rent growth of 4.7% over the amounts reported last year by South West, an average economic occupancy of 91.7% and an operating expense ratio of 43.3%.

  1997 ACQUISITIONS & DEVELOPMENT AND 1996 SALES

     Included in this category are the seven apartment communities containing 2,592 apartment homes acquired by the Company during the first quarter of 1997 which are projected to have a first year return on investment of approximately 9.8% and the 530 apartment homes developed since January 1, 1997 (the 1996 figures include results of operations of four apartment communities containing 652 apartment sold during 1996). These communities did not have a material impact on the first quarter 1997 results of operations.

COMMERCIAL PROPERTIES

     Rental income, rental expenses and real estate depreciation from commercial properties decreased $810,000, $279,000 and $94,000, respectively, during the three months ended March 31, 1997, compared to the same period last year. These decreases were directly attributable to the sale of four shopping centers and one industrial park since the beginning of 1996.

OTHER INCOME AND EXPENSE

     For the three months ended March 31, 1997, interest expense increased $8.5 million or $.03 per common share over the same period last year. The weighted average amount of debt employed during 1997 was higher than it was in 1996 ($1.0 billion in 1997 versus $554 million in 1996). The weighted average interest rate on this debt was slightly lower in 1997 decreasing from 7.6% in 1996 to 7.3%. The lower average interest rate during 1997 reflected the increased reliance on lower rate short-term bank borrowings in 1997 compared to 1996 ($72.3 million weighted average outstanding in 1997 versus $42.5 million in 1996).

     During the first quarter of 1997, general and administrative expenses increased by $450,000 over the same period last year. In 1997, the Company incurred increases in most of its general and administrative expense categories which is directly attributable to the increased size of the Company, however, general and administrative expense as a percentage of rental revenues decreased
 .5% from 2.5% during the 1996 period to 2.0% in 1997 due to economies of scale.

GAINS ON SALES OF INVESTMENTS

     During the first quarter of 1997, the Company recognized a gain for financial reporting purposes of $2.1 million on the sale of its investment in the preferred stock of First Washington Realty Trust, Inc. The Company sold four shopping centers to First Washington Realty Trust, Inc. on June 30, 1995 and in connection with the sales, received cash and 358,000 shares of First Washington's 9.75% Series A Cumulative Participating Convertible Preferred Stock having a fair value of $7.7 million on the date of sale.

     During the first quarter of 1996, the Company sold one shopping center and recognized a $965,000 gain for financial reporting purposes.

INFLATION

     The Company believes that the direct effects of inflation on the Company's operations have been inconsequential.

     The following chart shows the geographic distribution as of May 20, 1997 of the Company's apartment properties.

                                                                                          NUMBER OF    NUMBER OF    PERCENTAGE OF
                                                                                          APARTMENT    COMPLETED      APARTMENT
                                                                                          PROPERTIES     HOMES          HOMES
                                                                                          ---------    ---------    -------------
Dallas/Fort Worth, Texas...............................................................       21          7,789           13%
Richmond, Virginia.....................................................................       12          3,541            6%
Columbia, South Carolina...............................................................       12          3,534            6%
Raleigh, North Carolina................................................................       12          3,484            6%
Charlotte, North Carolina..............................................................       15          3,132            5%
Orlando, Florida.......................................................................       10          2,981            5%
Tampa/Clearwater, Florida..............................................................        9          2,639            4%
Eastern North Carolina.................................................................       10          2,530            4%
Atlanta, Georgia.......................................................................        8          2,226            4%
Greensboro, North Carolina.............................................................        9          2,222            4%
Nashville, Tennessee...................................................................        8          2,116            4%
San Antonio, Texas.....................................................................        5          1,983            3%
Baltimore, Maryland....................................................................        8          1,746            3%
Houston, Texas.........................................................................        5          1,722            3%
Greenville/Spartanburg, South Carolina.................................................        8          1,718            3%
Hampton Roads, Virginia (1)............................................................        7          1,628            3%
Washington, D.C. ......................................................................        6          1,483            2%
Jacksonville, Florida..................................................................        3          1,157            2%
Miami/Ft. Lauderdale, Florida..........................................................        4            960            2%
Memphis, Tennessee.....................................................................        4            935            2%
Fayetteville, North Carolina...........................................................        3            884            1%
Austin, Texas..........................................................................        3            867            1%
Eastern Shore, Maryland................................................................        4            784            1%
Phoenix, Arizona.......................................................................        3            712            1%
Little Rock, Arkansas..................................................................        2            512            1%
Las Vegas, Nevada......................................................................        1            384            1%
Dover, Delaware........................................................................        2            368            1%
Oklahoma City, Oklahoma................................................................        1            316            1%
Albuquerque, New Mexico................................................................        1            210            --
Other Florida..........................................................................        5          1,220            2%
Other Virginia.........................................................................        6            988            2%
Other Texas............................................................................        3            824            1%
Other Georgia..........................................................................        2            468            1%
Other South Carolina...................................................................        2            408            1%
Alabama................................................................................        2            382            1%
Other North Carolina...................................................................        1            168            --
                                                                                             ---       ---------    -------------
  Total................................................................................      217         59,021          100%
                                                                                             ---       ---------    -------------
                                                                                             ---       ---------    -------------

---------------

(1) Includes Newport News/Hampton/Virginia Beach Areas.

                                   MANAGEMENT

     The directors and officers of the Company are:

NAME                        AGE     OFFICE
------------------------    ---     ---------------------------------------
John P. McCann              52      Chairman of the Board, President and
                                      Chief Executive Officer; Director
John S. Schneider           58      Vice Chairman of the Board and
                                      Executive Vice President; Director
James Dolphin               47      Executive Vice President and Chief
                                      Financial Officer; Director
Richard A. Giannotti        41      Senior Vice President and Director of
                                      Acquisitions and Development --
                                      Eastern Division
David L. Johnston           52      Senior Vice President and Director of
                                      Acquisitions and Development --
                                      Western Division
Robert F. Sherman           54      Senior Vice President and Director of
                                      Apartment Operations -- Western
                                      Division
Barry M. Kornblau           47      Senior Vice President; Director

Jerry A. Davis              34      Vice President and Corporate Controller
Katheryn E. Surface         39      Vice President, Secretary and General
                                      Counsel
Jeff C. Bane                67      Director; President, Blake & Bane Inc.,
                                      real estate brokers, Richmond,
                                      Virginia
R. Toms Dalton, Jr.         64      Director; partner, Allen & Carwile,
                                      attorneys, Waynesboro, Virginia
John C. Lanford             66      Director; President, Adams Construction
                                      Co., general contractors, Roanoke,
                                      Virginia
H. Franklin Minor           64      Director; attorney-at-law and real
                                      estate broker, Richmond, Virginia
Lynne B. Sagalyn            49      Director; Professor, Columbia
                                      University Graduate School of
                                      Business
Mark J. Sandler             54      Director; private investor

Robert W. Scharar           48      Director; President, FCA Corporation,
                                      investment advisors, Houston, Texas
C. Harmon Williams, Jr.     65      Director; real estate broker,
                                      Charlottesville, Virginia

                         DESCRIPTION OF PREFERRED STOCK

     This description of the particular terms of the Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Company is authorized to issue up to 25,000,000 shares of preferred stock, no par value ("preferred stock"), in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may determine by adoption of an amendment of the Company's Restated Articles of Incorporation, as amended (the "Articles"), without any further vote or action by the shareholders. See "Description of Capital Stock -- Preferred Stock" in the accompanying Prospectus. The Preferred Stock is a series of the Company's preferred stock. At May 20, 1997, there were outstanding 4,200,000 shares of 9 1/4% Series A Cumulative Redeemable Preferred Stock (liquidation preference $25 per share), another series of the Company's preferred stock, the rights of the holders of which, except for dividend rate and payment dates and commencement date of redeemability, are substantially identical to the rights of the holders of the Preferred Stock offered hereby.

     On May 20, 1997, the Board of Directors of the Company approved Articles of Amendment (the "Articles of Amendment") amending the Articles to create a series of preferred stock consisting of up to 5,750,000 shares, designated % Series B Cumulative Redeemable Preferred Stock. The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles and the Articles of Amendment designating the Preferred Stock, each of which is available from the Company.

     The transfer agent, registrar and dividend disbursing agent for the Preferred Stock will be ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.

DIVIDENDS

     Holders of shares of the Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of
  % of the liquidation preference per annum (equivalent to $      per share).
Such dividends shall be cumulative from the date of original issue and shall be
payable quarterly in arrears on the         day of each        ,      ,     and
        or, if not a business day, the next succeeding business day (each, a
"Dividend Payment Date"). The first dividend, which will be paid on        ,
1997, will be for less than a full quarter. Such dividend and any dividend payable on the Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls on or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on shares of Preferred Stock shall be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. Covenants in its term and revolving credit agreements provide generally that the Company may not pay dividends in excess of the sum of (i) current "cash flow,"
(ii) varying additional amounts and (iii) the proceeds of capital stock offerings subsequent to varying dates, all as defined in the particular agreement, but such covenants permit the Company to pay dividends in an amount necessary to maintain its qualification as a REIT.

     Notwithstanding the foregoing, dividends on the Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Preferred Stock will not bear interest. Holders of the Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. See "Description of Capital Stock -- Preferred Stock -- DIVIDEND RIGHTS" in the accompanying Prospectus.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Preferred Stock for the year bears to the Total Dividends.

     No full dividends shall be declared or paid or set apart for payment on the preferred stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock, all dividends declared upon shares of Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock and such other series of preferred stock bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation).

     Any dividend payment made on shares of the Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation or of any other corporation with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of the Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Capital Stock -- Preferred Stock -- RIGHTS UPON LIQUIDATION" in the accompanying Prospectus.

REDEMPTION

     The Preferred Stock is not redeemable prior to                . On and
after                , the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source. Holders of

Preferred Stock to be redeemed shall surrender such Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all the outstanding Preferred Stock is to be redeemed, the Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock are simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the redemption of shares of Preferred Stock to preserve the Company's status as a REIT, as described under "Description of Capital Stock -- Redemption and Restrictions on Transfer" in the accompanying Prospectus, or the purchase or acquisition of shares of Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock. Unless full cumulative dividends on all outstanding shares of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation).

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Preferred Stock to be redeemed at their respective address as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Preferred Stock to be redeemed; (iv) the place or places where the Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all the Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock held by such holder to be redeemed.

     The holders of Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Preferred Stock.

     The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to preserve the Company's status as a REIT as defined in the Code, the Preferred Stock may be subject to redemption as described in "Description of Capital
Stock -- Redemption and Restrictions on Transfer" in the accompanying Prospectus. Any such redemption would apply only to shares held, directly or indirectly, by those shareholders with concentrated share ownership that would violate the REIT requirements of the Code. In addition, the number of shares subject to such a redemption would be limited to that number of concentrated shares sufficient in the opinion of the Board of Directors of the Company to maintain or bring the ownership of shares into conformity with the requirements of the Code.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Preferred Stock or the holders of any other series of preferred stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least a majority of the shares of the Preferred Stock outstanding at the time, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Articles, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Preferred Stock or the holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Virginia law, notwithstanding anything to the contrary set forth above, if shareholder voting is otherwise required by law, holders of the Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Articles, whether or not entitled to vote thereon by the Articles, if the amendment would increase or decrease the aggregate number of authorized shares of Preferred Stock; effect an exchange or reclassification, or create a right of exchange, of the Preferred Stock for or into shares of another class or of shares of another class into Preferred Stock; change the designation, preferences, rights or limitations of all or part of the Preferred Stock; change shares of Preferred Stock into a different number of shares of Preferred Stock; create a new class, or change a subordinate class into a class, having dividend or liquidation rights superior or equal to those of the Preferred Stock or increase the rights, preferences or number of authorized shares of a class having such dividend or liquidation rights; divide the Preferred Stock into series, designate such series and determine its terms; or cancel or otherwise affect rights to accumulated but undeclared dividends on the Preferred Stock.

CONVERSION

     The Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP

     For information regarding restrictions on ownership of the Preferred Stock, see "Description of Capital Stock -- Redemption and Restrictions on Transfer" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     This Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The discussion set forth below assumes that the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's shareholders would be reduced.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     DIVIDENDS AND OTHER DISTRIBUTIONS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders (including holders of Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Stock, and then allocated to the Company's common stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its Preferred Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     SALE OR REDEMPTION OF PREFERRED STOCK. On the sale of shares of Preferred Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Preferred Stock. Such gain or loss will be capital gain or loss if the shares of Preferred Stock are held as capital assets, and will be long-term gain or loss if such shares are held for more than one year. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain.

     A redemption of Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of the Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the shareholders. The shareholder's adjusted tax basis in such redeemed Preferred Stock will be transferred to the holder's remaining stockholdings in the Company. If, however, the shareholder has no remaining stockholdings in the Company, such basis could be transferred to a related person or it may be lost.

BACKUP WITHHOLDING

     The Company will report to its domestic shareholders and the Internal Revenue Service ("IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

TAXATION OF CERTAIN TAX-EXEMPT SHAREHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Preferred Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Preferred Stock with borrowed funds, some or all of its dividends from the Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRAs) that own more than 10% (by value) of the Company's outstanding stock, including Common Stock, could be subject to tax on a portion of their Preferred Stock dividends even if their Preferred Stock is held for investment and is not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, including those for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc., Morgan Stanley & Co. Incorporated and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the number of shares of Preferred Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of the shares of Preferred Stock if any are purchased.

                                                                                                          NUMBER OF
             UNDERWRITER                                                                                   SHARES
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................................................
A.G. Edwards & Sons, Inc. ............................................................................
Morgan Stanley & Co. Incorporated.....................................................................
Scott & Stringfellow, Inc. ...........................................................................
                                                                                                          ---------
            Total                                                                                         5,000,000
                                                                                                          ---------
                                                                                                          ---------

     The Representatives of the Underwriters have advised the Company that they propose initially to offer the shares of Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of Preferred Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount, to cover over-allotments. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table bears to the 5,000,000 shares offered hereby.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with the offering, the rules of the Securities and Exchange Commission permit the Representatives to engage in certain transactions that stabilize the price of the Preferred Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Preferred Stock.

     If the Underwriters create a short position in the Preferred Stock in connection with the offering, i.e., if they sell more shares of Preferred Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Preferred Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Preferred Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Preferred Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Application has been made to list the Preferred Stock on the NYSE. If so approved, trading of the Preferred Stock on the NYSE is expected to commence within a 30 day period after the initial delivery of the Preferred Stock. The Representatives have advised the Company that they intend to make a market in the Preferred Stock prior to the commencement of trading on the NYSE. The Representatives will have no obligation to make a market in the Preferred Stock, however, and may cease market making activities, if commenced, at any time.

                                 LEGAL MATTERS

     The legality of the Preferred Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and the Underwriters by Brown & Wood LLP, New York, New York.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 21, 1997


PROSPECTUS

                                  $674,842,500

                             [UNITED DOMINION LOGO]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                            ------------------------

     United Dominion Realty Trust, Inc. (the "Company") intends to issue from time to time its (i) unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares of Preferred Stock, no par value ("Preferred Stock"), and (iii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $674,842,500 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units, on terms to be determined at the time of sale. The Debt Securities, the Preferred Stock and the Common Stock offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denominations, maturity, priority, interest rate, time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation and number of shares and the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the initial public offering price; and (iv) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

     The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                       ----------------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of The New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (File No. 1-10524) filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's annual report on Form 10-K for the year ended December 31, 1996, filed on March 31, 1997; (ii) the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997, filed on May 15, 1997; (iii) the Company's current report on Form 8-K dated August 15, 1996, filed on August 30, 1996; (iv) the Company's current report on Form 8-K dated October 31, 1996, filed on November 15, 1996; (v) the Company's current report on Form 8-K dated December 31, 1996, filed on January 15, 1997, including the Company's Form 8K/A No. 1 filed on March 17, 1997; (vi) the Company's current report on Form 8-K dated January 21, 1997, filed on January 21, 1997; and (vii) the descriptions of the Common Stock and the Preferred Stock contained in the Company's registration statements on Form 8-A dated April 19, 1990 and April 24, 1995, respectively, filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Offered Securities shall be deemed to be incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Richmond, Virginia 23219-3802, Attention: Investor Relations (telephone 804/780-2691).

                                  THE COMPANY

     United Dominion Realty Trust, Inc. is a self-administered equity REIT formed in 1972 which acquires, repositions, develops, manages and selectively sells apartment homes for its own portfolio in the Sunbelt region of the United States.

     The Company is an owner and operator of primarily middle income apartment communities across the Sunbelt region, which it believes will enjoy population and job growth above the national average. The Company operates in 22 major markets, dispersed throughout a 15-state area extending from Delaware to Nevada, where it seeks to be a market leader by operating a sufficiently sized portfolio of apartments within each market. The Company believes this market diversification increases investment opportunities and decreases the risks associated with concentration in cyclical local markets. At May 9,

1997, the Company's largest apartment market was Dallas, Texas, where it owned 13% of its apartment homes. Excluding Dallas, Texas, the Company did not own more than 6% of its apartment homes in any one market. At May 9, 1997, the Company owned 217 apartment communities containing 59,021 completed apartment homes (including 11 apartment communities containing 2,556 apartment homes classified as real estate held for disposition) and 1,196 apartment homes under development.

     The Company has experienced significant growth during the past several years, increasing the number of apartment homes owned by 327% since 1992. During 1996, the Company completed a record number of apartment acquisitions, adding a total of 22,032 apartment homes at a total cost of approximately $881 million. The 1996 acquisitions included the statutory merger with South West Property Trust Inc. (the "South West Merger"), which added 44 apartment communities containing 14,320 completed apartment homes and 675 under development, at an aggregate cost of approximately $560 million. Another acquisition added a portfolio of 18 apartment communities containing 4,508 apartment homes, at an aggregate cost of approximately $182 million.

     The Company's current objective is to be a major apartment owner in the larger Sunbelt markets by focusing on the following strategies:

          ACQUISITIONS. The Company's investment strategy hinges on acquiring apartment communities where it can add value. The Company focuses on acquiring two types of apartment communities: (i) Class B+ to near Class A properties built since 1980 where the investment (purchase price plus planned improvements) represents a significant discount to replacement cost; and (ii) well located, pre-1980s communities that can be upgraded and repositioned for the longer term.

          PORTFOLIO ACQUISITIONS AND MERGERS. The Company has been a major participant in consolidation within the apartment industry, having acquired apartment portfolios in each of the last three years and completed the South West Merger on December 31, 1996. The Company expects to continue to participate in the consolidation process as an acquirer of other apartment portfolios and/or apartment REITs when such transactions are accretive to earnings and can enhance dividend growth and shareholder value.

          DEVELOPMENT. Consistent with the Company's acquisition strategy, apartment home development activity will be primarily focused in its major markets through investments in site locations favorable for new development and additions to existing apartment communities. The capability to develop is another resource for growth in the Company's major markets.

          EXISTING COMMUNITIES. The Company seeks to achieve income growth from its portfolio of mature apartment communities by increasing rental revenues while maintaining occupancy and controlling operating expenses. The Company also has a program to upgrade its older apartment communities. These upgrades are designed to enhance rent growth and add value to the apartment communities.

          SALES. The Company continually assesses its real estate portfolio in order to make hold, upgrade or sell decisions on each of its apartment communities. The Company's strategy is to selectively sell certain apartment communities that no longer meet the long term investment objectives that have been established for its apartment portfolio due to size, location, age or projected earnings potential.

          FINANCINGS. The Company intends to maintain what management believes is a conservative capital structure. Prior to 1996, the Company generally managed its debt at levels at or below 40% of total market capitalization (debt and equity). However, in 1996, management decided to increase the proportion of debt in its capital structure to approximately 45% in order to take advantage of long term borrowing rates which were at historical lows.

     In 1995, the Company organized United Dominion Realty, L.P. (the "Operating Partnership") to assist the Company in competing for acquisitions of properties that meet the Company's investment strategies from seller partnerships, some or all of whose partners may wish to defer taxation of gain realized on sale through an exchange of partnership interests. As of May 15. 1997, the Company had acquired three apartment communities and land to develop an additional apartment community using the Operating Partnership and had transferred seven of its Tennessee properties into the Operating Partnership, and the Operating Partnership was 98% owned by the Company.

     The Company has an Eastern Division and a Western Division to divide apartment operations, acquisitions and development geographically. Because the company operated only in the Southeast and Mid-Atlantic prior to the South West Merger, its Eastern Division today represents approximately 75% of its revenues and apartment homes. The Eastern Division is divided into three regions, Northern, Southern and Florida, respectively headquartered in Richmond, Atlanta and Orlando.

Management believes that a region can operate approximately 30,000 apartment homes. The largest region today, the Northern Region, operates approximately 18,000 apartment homes. The management team in each region includes a director of apartment operations, a manager of property improvements, an asset manager and a senior acquisitions analyst. Regional teams were first organized in 1995 to move decision making closer to the community and customer level. The Company believes that the regional concept can allow the Company to effectively operate 200,000 apartment homes or more. As the Western Division grows, it will also be divided into regions.

     The Company seeks to provide its shareholders with regularly increasing distributions and stock price appreciation. The Company has paid quarterly distributions to its shareholders continuously since 1973 and has increased common stock distributions each year for the past 21 years. The declared common stock distribution was last increased in March 1997, and the current indicated annual distribution is $1.01 per share. In past years, a portion of the Company's distribution to its shareholders has been designated a non-taxable return of capital for income tax purposes. During the past 15 years, the Company provided its shareholders with an average annual return of 20%.

     The Company, a Virginia corporation, has its principal office at 10 South 6th Street, Richmond, Virginia 23219-3802. Its telephone number is (804) 780-2691 and its E-mail address is ir@udrt.com. Unless the context indicates otherwise, the term "Company," as used herein, includes the Company and its subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition and development of additional properties.

                                 CERTAIN RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and Preferred Stock dividends for the periods shown and for the year ended December 31, 1996 supplemental pro forma.

                                                                                            SUPPLEMENTAL
                                                       YEAR ENDED DECEMBER 31,              PRO FORMA(1)
                                               ----------------------------------------     ------------     THREE MONTHS ENDED
                                               1992     1993     1994     1995     1996         1996           MARCH 31, 1997
                                               ----     ----     ----     ----     ----     ------------     ------------------
Ratio of earnings to fixed charges..........   1.54x    1.64x    1.69x    1.81x    1.73x        1.67x               1.84x
Ratio of earnings to combined fixed charges
  and Preferred Stock dividends.............   1.54     1.64     1.69     1.56     1.45         1.48                1.64

---------------

(1) Assumes (i) the consummation of the South West Merger and (ii) the acquisition of 20 apartment communities containing 5,157 apartment homes, as if the transactions had occurred on January 1, 1996.

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and Preferred Stock dividends was computed by dividing earnings by the total of fixed charges and Preferred Stock dividends. For purposes of computing these ratios, earnings consist of income before extraordinary items plus fixed charges other than capitalized interest, and fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense. The Company did not issue any shares of Preferred Stock until April 1995; therefore, only the ratios of earnings to combined fixed charges and Preferred Stock dividends for the years ended December 31, 1995 and 1996, the year ended December 31, 1996 supplemental pro forma and the three months ended March 31, 1996 and 1997 include Preferred Stock dividends.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Securities are to be issued under an indenture dated as of November 1, 1995, as supplemented from time to time (the "Senior Indenture"), between the Company and First Union National Bank of Virginia (the "Senior Indenture Trustee"), and the Subordinated Securities are to be issued under an indenture dated as of August 1, 1994, as supplemented from time to time (the "Subordinated Indenture"), between the Company and Crestar Bank (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture

Trustee, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and will be respectively available for inspection at the Corporate Trust Office (as such term is defined in the Indentures) of the Senior Indenture Trustee and the Subordinated Indenture Trustee, or as described under "Available Information." The Indentures are subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Company may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Company, or the method by which any such portion will be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Company into which such Debt Securities are convertible;

          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (7) the place or places where the principal of (and premium or Make-Whole Amount (as defined in each Indenture), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          (9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form;

          (17) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

          (18) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special United

States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at 230 South Tryon Street, Charlotte, North Carolina 28288 and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at 919 East Main Street, Richmond, Virginia 23219; provided that at the option of the Company payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Company (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     SENIOR INDENTURE LIMITATIONS ON INCURRENCE OF DEBT. The Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (i) the Company's Total Assets as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Company) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004 of the Senior Indenture). The Subordinated Indenture does not limit the incurrence of Debt.

     In addition to the foregoing limitation on the incurrence of Debt, the Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Company or any Subsidiary is greater than 40% of the Company's Total Assets (Section 1004 of the Senior Indenture).

     In addition to the foregoing limitations on the incurrence of Debt, the Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;
(ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period);
(iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004 of the Senior Indenture).

     As used herein,

     "ACQUIRED DEBT" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

     "CAPITAL STOCK" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Funds from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for interest on Debt of the Company and its Subsidiaries.

     "DEBT" of the Company or any Subsidiary means any indebtedness of the Company, or any Subsidiary, whether or not contingent, in respect of (without duplication) (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Debt Securities.

     "FUNDS FROM OPERATIONS" for any period means income before gains (losses) on investments and extraordinary items plus amounts which have been deducted, and minus amounts which have been added, for the following items (without duplication): (a) provision for Preferred Stock dividends, (b) provision for property depreciation and amortization and (c) the effect of any adjustments for significant non-recurring items, including any noncash charge resulting from a change in accounting principles in determining income before gains (losses) on investments and extraordinary items for such period, as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "TOTAL ASSETS" as of any date means the sum of (i) the Company's Undepreciated Real Estate Assets and (ii) all other assets of the Company determined in accordance with generally accepted accounting principles (but excluding intangibles).

     "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

     Except as described above, the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, the Articles of Incorporation of the Company include provisions for mandatory redemption and stopping transfer of its Common Stock designed to preserve the Company's status as a REIT. The Code provides that concentration of more than 50% in value of direct or indirect ownership of Common Stock in five or fewer individual shareholders during the last six months of any year will result in disqualification of the Company as a REIT. Enforcement of the provisions of the Company's Articles of Incorporation would prevent such concentration and, therefore, prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described herein, including any addition of a covenant or other provision providing event risk or similar protection.

     EXISTENCE. Except as described above under " -- Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).

     MAINTENANCE OF PROPERTIES. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).

     INSURANCE. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).

     PAYMENT OF TAXES AND OTHER CLAIMS. The Company will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Company copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Company or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Company if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Company, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Company all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Company and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Company, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modifications and amendments of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses
(a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At March 31, 1997, Senior Debt aggregated approximately $1.1 billion. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt. However, the Senior Indenture contains limitations on incurrence of indebtedness by the Company. See " -- Certain Covenants -- Senior Indenture Limitations on Incurrence of Debt."

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under " -- Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "GOVERNMENT OBLIGATIONS" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars (Section 101 of each Indenture).

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under " -- Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Company, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock of the Company, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, are expected be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

TRUSTEES

     First Union National Bank of Virginia is the Trustee under the Senior Indenture. Crestar Bank is the Trustee under the Subordinated Indenture. Both First Union National Bank of Virginia and Crestar Bank have lending relationships with the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 150,000,000 shares of Common Stock, $1 par value, and 25,000,000 shares of Preferred Stock, no par value. At May 9, 1997, there were outstanding 86,484,586 shares of Common Stock and 4,200,000 shares of Preferred Stock, consisting exclusively of the Company's 9 1/4% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred").

     The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and bylaws (the "Bylaws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles and Bylaws, which are filed as exhibits to the Registration Statement.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in the distributable assets of the Company remaining after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of Common Stock do not have preemptive rights.

     The dividend and liquidation rights of holders of the Common Stock are specifically limited by the terms of the Series A Preferred as described below in " -- Series A Preferred."

     The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey. The Common Stock is traded on the NYSE under the symbol "UDR."

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

     GENERAL. Under the Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 25,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

     DIVIDEND RIGHTS. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

     RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Company will be described in the Prospectus Supplement relating to such series.

     REDEMPTION. A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

     SINKING FUND. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

     CONVERSION RIGHTS. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

     VOTING RIGHTS. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Virginia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Virginia law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (i) the authorization of any class of stock ranking prior to or on parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

     TRANSFER AGENT AND REGISTRAR. The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

SERIES A PREFERRED


     The Board of Directors has designated 4,200,000 shares of Preferred Stock as the "9 1/4% Series A Cumulative Redeemable Preferred Stock," all of which were outstanding at March 31, 1997. The Board of Directors may redesignate any unissued shares of Series A Preferred as all or a part of a different series of Preferred Stock. Holders of shares of Series A Preferred are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9 1/4% of the liquidation preference per annum (equivalent to $2.3125 per share). In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Series A Preferred as to liquidation rights. The Series A Preferred is not redeemable prior to April 24, 2000. On and after April 24, 2000, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued dividends. The Series A Preferred has no stated maturity and will not be subject to any sinking fund or mandatory redemption (except as provided under "Description of Capital Stock -- Redemption and Restrictions on Transfer").


     The transfer agent, registrar and dividend disbursing agent for the Series A Preferred is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey. The Series A Preferred is traded on the NYSE under the symbol "UDRpfA."

DIVIDEND RESTRICTIONS

     Covenants in its loan agreements with certain lenders restrict the payment of distributions in excess of the sum of (i) current "cash flow," (ii) varying additional amounts and (iii) the proceeds of capital stock offerings subsequent to various dates, all as defined in the particular loan agreement. The covenants do not prohibit the Company from paying distributions in order to continue its qualification as a REIT under the Code.

AFFILIATED TRANSACTIONS

     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions" designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.

     The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Company. An acquiring person may require the Company to hold a special meeting of shareholders to consider the matter within 50 days of its request.

REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Company's status as a REIT as defined in the Code, the Company can redeem or stop the transfer of its shares. The Articles provide that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Articles provide that the Company shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Company to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Company's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Company pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Company can require shareholders to disclose in writing to the Company such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.

REIT QUALIFICATION

     The Company operates in a manner intended to qualify for treatment as a REIT under the Code. In general, a REIT which distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and which meets certain other conditions will not be subject to federal income taxation on income (including net capital gain) distributed for that year. If the Company fails to qualify in any taxable year, it will be taxed for federal income tax purposes as a corporation for that year and distributions to shareholders will not be deductible by the Company in computing its taxable income. Under such circumstances, the Company also will be disqualified from being treated as a REIT under the Code for the ensuing four fiscal years. Failure to qualify could result in the Company's incurring indebtedness and perhaps liquidating investments in order to pay the resultant taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Brown & Wood LLP, New York, New York, will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

     The consolidated financial statements and schedules of the Companyappearing in the annual report (Form 10-K) of United Dominion Realty Trust, Inc. for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of South West Property Trust Inc. at December 31, 1996 and 1995, and for each of the three years ended in the period ended December 31, 1996, appearing in the Company's current report on Form 8-K dated December 31, 1996, incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements of rental operations of Steeplechase Apartments and Westland Park Apartments, included in the Company's current report on Form 8-K, dated October 31, 1996, incorporated herein by reference, have been incorporated herein in reliance upon the reports respectively dated June 20, 1996 and June 18, 1996 of L. P. Martin & Company, P.C., independent auditors, also incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

     The combined statement of rental operations of the Properties, included in the Company's Current Report on Form 8-K, dated August 15, 1996, incorporated herein by reference, has been incorporated herein in reliance upon the report dated May 16, 1996, of Dixon, Odom & Co., L.L.P., independent public accountants, also incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------
--------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    ----
The Company......................................    S-3
Recent Developments..............................    S-3
Use of Proceeds..................................    S-4
Capitalization...................................    S-5
Selected Financial Data..........................    S-6
Management's Discussion and Analysis of Financial
  Condition and Operations.......................    S-7
Management.......................................   S-13
Description of Preferred Stock...................   S-14
Certain Federal Income Tax Considerations........   S-17
Underwriting.....................................   S-19
Legal Matters....................................   S-20

                                   PROSPECTUS

Available Information............................      2
Incorporation of Certain Documents by
  Reference......................................      2
The Company......................................      2
Use of Proceeds..................................      4
Certain Ratios...................................      4
Description of Debt Securities...................      4
Description of Capital Stock.....................     15
Plan of Distribution.............................     19
Legal Opinions...................................     20
Experts..........................................     20

                                5,000,000 SHARES

                             [UNITED DOMINION LOGO]

                                % SERIES B CUMULATIVE
                           REDEEMABLE PREFERRED STOCK
                                 (NO PAR VALUE)
                            (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                              MORGAN STANLEY & CO.
                                 INCORPORATED
                           SCOTT & STRINGFELLOW, INC.

                                         , 1997

--------------------------------------------------------
--------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration fee.......................................   $181,818
Accounting fees and expenses..............................................................    150,000
Legal fees and expenses...................................................................    170,000
Trustees' fees and expenses...............................................................     30,000
Rating agency fees........................................................................    100,000
Printing..................................................................................     75,000
Miscellaneous.............................................................................     43,182
                                                                                             --------
     Total................................................................................   $750,000
                                                                                             --------
                                                                                             --------

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Directors and officers of the Company may be indemnified against liabilities, fines, penalties, and claims imposed upon or asserted against them as provided in the Virginia Stock Corporation Act and the Company's Articles of Incorporation. Such indemnification covers all costs and expenses reasonably incurred by a director or officer. The Board of Directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent counsel appointed by the Board of Directors, must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. In addition, the Virginia Stock Corporation Act and the Company's Articles of Incorporation may under certain circumstances eliminate the liability of directors and officers in a shareholder or derivative proceeding.

     If the person involved is not a director or officer of the Company, the Board of Directors may cause the Company to indemnify to the same extent allowed for directors and officers of the Company such person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

ITEM 16. EXHIBITS

   * 1 (a)      -- Form of Underwriting Agreement for Debt Securities
   * 1 (b)      -- Form of Underwriting Agreement for Preferred Stock and Common Stock
   * 4 (i)(a)   -- Specimen Common Stock certificate (filed as Exhibit 4 (i) to the Company's annual report on Form 10-K for the year ended December 31, 1993 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(b)   -- Form of Preferred Stock certificate (filed as Exhibit 4(i)(b) to the Company's Form S-3 registration statement (File No. 33-55159) filed with the Commission on August 19, 1994, and incorporated by reference herein)
   * 4 (i)(1)   -- Form of certificate for 9 1/4% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 1(e) to the
                   Company's Form 8-A registration statement dated April 24, 1995 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(c)   -- Restated Articles of Incorporation (filed as Exhibit 4(i)(c) to the Company's Form S-3 registration statement
                   (File No. 33-64275) filed with the Commission on November 15, 1995, and incorporated by reference herein)
   * 4 (i)(d)   -- Amendment to restated Articles of Incorporation (filed as Exhibit 6(a)(4) to the Company's Form 8-A registration statements dated April 19, 1990 and April 24, 1995 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(e)   -- Restated Bylaws (filed as Exhibit 3(b) to the Company's quarterly report on Form 10-Q for the quarter ended
                   March 31, 1997 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(h)   -- Loan Agreement dated as of November 7, 1991, between the Company and Aid Association for Lutherans (filed as
                   Exhibit 6(c)(1) to the Company's Form 8-A registration statement dated April 19, 1990 (File No. 1-10524), and incorporated by reference herein)


   * 4 (i)(i)   -- Note Purchase Agreement dated as of January 15, 1993, between the Company and CIGNA Property and Casualty
                   Insurance Company, Connecticut General Life Insurance Company, Connecticut General Life Insurance Company, on
                   behalf of one or more separate accounts, Insurance Company of North America, Principal Mutual Life Insurance
                   Company and Aid Association for Lutherans (filed as Exhibit 6(c)(5) to the Company's Form 8-A registration statement dated April 19, 1990 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(j)   -- Credit Agreement dated as of December 15, 1994, between the Company and First Union National Bank of Virginia
                   (filed as Exhibit 6(c)(6) to the Company's Form 8-A registration statement dated April 19, 1990 (File No.
                   1-10524), and incorporated by reference herein)
   * 4 (i)(k)   -- Senior Indenture dated as of November 1, 1995, between the Company and First Union National Bank of Virginia,
                   as Trustee (filed as Exhibit 4(ii)(h)(1) to the Company's quarterly report on Form 10-Q for the quarter ended
                   June 30, 1996 (File No. 1-10524), and incorporated by reference herein)
   * 4 (i)(l)   -- Form of Subordinated Indenture dated as of August 1, 1994, between the Company and Crestar Bank, as Trustee
                   (filed as Exhibit 4(i)(m) to the Company's Form S-3 registration statement (File
                   No. 33-64275) filed with the Commission on November 15, 1995, and incorporated by reference herein)
   * 4 (i)(m)   -- Form of Senior Security (filed as Exhibit 4(i)(n) to the Company's Form S-3 registration statement (File No.
                   33-64275) filed with the Commission on November 15, 1995, and incorporated by reference herein)
   * 4 (i)(n)   -- Form of Subordinated Security (filed as Exhibit 4(i)(p) to the Company's Form S-3 registration statement
                   (File No. 33-55159) filed with the Commission on August 19, 1994, and incorporated by reference herein)
   * 5          -- Opinion of Hunton & Williams
   *12          -- Statement regarding computation of ratios (filed as Exhibit 12 to the Company's annual report on Form 10-K for the year ended December 31, 1996 (File No. 1-10524), and Exhibit 12 to the Company's quarterly report on
                   Form 10-Q for the quarter ended March 31, 1977. (File No. 1-10524), and incorporated by reference herein)
   *23 (a)   --    Consent of Ernst & Young LLP
   *23 (b)   --    Consent of Ernst & Young LLP
   *23 (c)   --    Consent of L. P. Martin & Company, P.C.
   *23 (d)   --    Consent of Dixon, Odom & Co., L.L.P.
   *23 (e)   --    Consent of Hunton & Williams (included in Exhibit 5)
  **24       --    Power of Attorney (included on signature page)
   *25 (a)   --    Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of First Union National Bank of
                   Virginia, as Trustee under the Senior Indenture
   *25 (b)   --    Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Crestar Bank, as Trustee under the Subordinated Indenture

-----------------
*  Previously filed, or Incorporated by reference hereto.
** Filed herewith.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that the in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to file an application for purposes of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on the 21st day of May, 1997.


                                         UNITED DOMINION REALTY TRUST, INC.

                                         By /s/         JOHN P. MCCANN
                                           --------------------------------
                                                      JOHN P. MCCANN
                                               PRESIDENT, CHAIRMAN AND CHIEF
                                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 21, 1997. Each of the undersigned officers and directors of the registrant hereby constitutes John P. McCann, James Dolphin and Katheryn E. Surface, any of whom may act, his true and lawful attorneys-in-fact with full power to sign for him and in his name in the capacities indicated below and to file any and all amendments to the registration statement filed herewith, making such changes in the registration statement as the registrant deems appropriate, and generally to do all such things in his name and behalf in his capacity as an officer and director to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exhchange Commission.


                      SIGNATURE                                                 TITLE AND CAPACITY
------------------------------------------------------  ------------------------------------------------------------------

                  /s/JOHN P. MCCANN                     President, Chairman and Chief Executive Officer (Principal
                  -----------------
                    JOHN P. MCCANN                        Executive Officer) and Director

                   /s/JAMES DOLPHIN                     Executive Vice President, Chief Financial Officer (Principal
                  -----------------
                    JAMES DOLPHIN                         Financial Officer) and Director

                  /s/JERRY A. DAVIS                     Vice President and Corporate Controller (Principal Accounting
                  -----------------
                    JERRY A. DAVIS                        Officer)

                                                        Director
                  -----------------
                     JEFF C. BANE

               /s/R. TOMS DALTON, JR.*                  Director
                  -----------------
                 R. TOMS DALTON, JR.

                /s/BARRY M. KORNBLAU*                   Director
                  -----------------
                  BARRY M. KORNBLAU

                 /s/JOHN C. LANFORD*                    Director
                  -----------------
                   JOHN C. LANFORD

                                                        Director
                  -----------------
                  H. FRANKLIN MINOR

                      SIGNATURE                                                 TITLE AND CAPACITY
------------------------------------------------------  ------------------------------------------------------------------
                 /s/LYNNE B. SAGALYN*                   Director
                  -----------------
                   LYNNE B. SAGALYN

                 /s/MARK J. SANDLER*                    Director
                  -----------------
                   MARK J. SANDLER

                /s/ROBERT W. SCHARAR*                   Director
                  -----------------
                  ROBERT W. SCHARAR

                                                        Director
                  -----------------
                  JOHN S. SCHNEIDER

             /s/C. HARMON WILLIAMS, JR.*                Director
                  -----------------
               C. HARMON WILLIAMS, JR.